Criteo S.A.

32 rue Blanche

75009 Paris, France

February 13, 2015

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Criteo S.A.

Form 20-F for the Year Ended December 31, 2013

Filed March 6, 2014

File No. 001-36153

Dear Mr. Spirgel:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 30, 2015 with respect to the above-referenced Form 20-F (the “Form 20-F”). For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Revenue, page 72

1.	We note your response to comment 4. Please tell us whether key performance indicators reviewed by management include clicks and conversion and related metrics for mobile. If so, please explain to us whether such data would be helpful in your investors’ understanding of material trends affecting your business growth and the effectiveness of your mobile solutions. In this regard, we note from your website at http://www.criteo.com/what-we-do/products/ that “with more than 34% of retail commerce sales from mobile devices*, marketers need to drive clicks and conversions via mobile and tablets. Criteo’s next generation mobile banners can help reach those mobile users through mobile websites or mobile apps.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that clicks, conversion and related metrics for mobile are not separately reported to, and do not constitute key performance indicators reviewed by, the Company’s management.

Cost of Revenue, page 72

2.	We note your response to comment 5. We understand that revenue ex-TAC is a key measure of your business activity. However, such presentation should not be given more prominence than the results of your operations measured from a GAAP perspective as reported in your financial statements. If you know of events that caused or will cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed. Refer to Items 10 and 303(a)(3) (ii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed between the Staff and the Company’s counsel, it will reduce the prominence of the Revenue, Traffic Acquisition Costs and Revenue Ex-TAC by Region discussion currently reflected on page 71 of the Company’s Form 20-F by moving the disclosure to after the discussion of the year over year financial results and prior to the constant currency reconciliation in future filings. In addition, the Company will include the following statement of utility regarding this non-IFRS disclosure in accordance with the requirements of Regulation G:

“We define Revenue ex-TAC as our revenue excluding traffic acquisition costs generated over the applicable measurement period. Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region are not measures calculated in accordance with IFRS. We have included Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region in this Annual Report on Form 20-F because they are key measures used by our management and board of directors. In particular, we believe that the elimination of TAC from revenue and review of these measures by region can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Our use of Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; (b) other companies may report Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region or similarly titled measures but define the regions differently, which reduces their effectiveness as a comparative measure; and (c) other companies may report Revenue ex-TAC or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Revenue ex-TAC and Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region alongside our other IFRS-based financial performance measures, such as revenue and our other IFRS financial results. The above table also provides a reconciliation of revenue ex-TAC to revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.”

The Company also acknowledges its obligations under Items 10 and 303(a)(3)(ii) of Regulation S-K and Regulation G.

Note 3 – Principles and Accounting Methods

Revenue Recognition, page F-16

3.	We note your response to comment 6. In your response, you addressed only the Criteo Engine offering. We understand from your website at www.criteo.com/what-we-do/technology/ and from various press accounts that you also offer the Criteo Performance Optimization Platform (CPOP). Per your description of this product in a 2010 press release, “Criteo Performance Optimization Platform provides display advertisers and agencies the ability to define their retargeting campaign cost-per-click (CPC), down to the category level. The platform’s industry-first self-service CPC bidding capabilities drive unprecedented ROI via a real-time bidding interface and product-specific granularity.” Citing the guidance in IAS 18 including paragraph 21 of the IAS 18 Illustrative Examples, please tell us how you recognize revenues from the Criteo Performance Optimization Platform. In addition, please tell us the total CPOP revenues for 2013, 2012 and 2011.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not recognize revenue from the Criteo Performance Optimization Platform (“CPOP”). The Company has one single integrated service offering, of which the CPOP platform forms a part as a campaign monitoring tool for clients. This platform is entirely embedded in the Company’s integrated service offering to its customers and does not generate revenue on a standalone basis.

As indicated in the Company’s previous correspondence with the Staff, the Company’s solution comprises a full spectrum of services encompassing the integration of our advertiser client’s website or mobile applications, a unified dashboard to manage campaigns, the tracking of users, the real-time buying of impressions on publisher’s partners’ websites or mobile applications, the real-time creation of customized advertisements for each specific client and its prospective end customer, the serving and delivery of the advertisement and the provision of analytics to clients. The unified dashboard to manage campaigns refers to CPOP, which is a user interface that gives clients visibility on key campaign metrics, such as cost per click (“CPC”), impressions served, effective cost per thousand impressions (“eCPM”), post-click sales and post-view sales. While CPOP provides the client with detailed visibility as to campaign performance, the only modifications clients are able to make through the platform are the specification of product categories and the modification of its CPCs at the category level. Clients are not able to execute or materially modify campaigns through the CPOP interface. The Company will clarify its disclosure in accordance with the foregoing in its Form 20-F for the period ending December 31, 2014.

Operating Segments, page F-17

4.	Please revise to include entity-wide disclosures about your products and services. Refer to paragraph 32 of IFRS 8. Please provide us with the proposed disclosures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has one integrated service offering that generates revenue and is sold to its clients similarly across its different markets. The Company’s offering cannot be broken down into separate products or services that clients could purchase on an individual basis from the Company. As a result, the Company has concluded that there is no requirement to further breakdown revenue by product pursuant to paragraph 32 of IFRS 8.

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the Company’s General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at + 33 (0) 1 76 21 22 05.

Sincerely,

/s/ Benoit Fouilland

Benoit Fouilland
Chief Financial Officer

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